UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month October 2021

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Inside Information dated October 5, 2021	3

Grifols, S.A.
Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA
Tel. [34] 935 710 500
Fax [34] 935 710 267
www.grifols.com

Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following

OTHER RELEVANT INFORMATION

As a continuation of the Other Relevant Information communication ("OIR") filed by Grifols on 27 September 2021, Grifols informs that today it has closed the issuance of its Senior Unsecured Notes in the equivalent amount of EUR 2 billion to finance its investment in Biotest AG, as reported in the Inside Information communication dated 17 September 2021 and OIR communication dated 27 September 2021 (the "Prior Communications").

The issuance has been divided into two tranches: a tranche of EUR 1.4 billion and a coupon of 3.875% and a tranche in US dollars, equivalent to EUR 600 million, and a coupon of 4.750%. In both cases with a 7 year maturity (until October 2028).

As explained in the Prior Communications, the proceeds will be used to finance the EUR 1.1 billion acquisition of the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG, which owns 89.88% of the ordinary shares, and 1.08% of the preferred shares of Biotest AG.

Additionally, these funds will be used to finance the voluntary public tender offer for the remaining ordinary and preferred shares of Biotest AG.

BofA Securities has acted as sole underwriter and sole bookrunner for the issuance.

In Barcelona, on 5 October 2021

Nuria Martín Barnés
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  October 5, 2021